May 22, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 2549

Attn: Jeffrey Gabor

Re:	Karuna Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 2, 2019
CIK No. 0001771917

Dear Mr. Gabor:

This letter is submitted on behalf of Karuna Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1, filed on May 2, 2019 (“Amendment No. 1”), as set forth in your letter dated May 21, 2019 addressed to Dr. Steven Paul, M.D., Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Amendment No. 2 to Form S-1 filed on May 22, 2019

* * * * *

May 22, 2019

Pipeline Overview, page 2

1.

We note your response to prior comment 1 and your revised disclosure on page 115 that you have commenced preclinical development of therapeutic agents in schizophrenia, psychosis associated with AD, and various forms of pain. Please further expand your disclosure on page 115 to provide a summary of the studies performed.

Response: In response to the Staff’s comment, the Company has revised the language on pages 118 and 121 to provide a summary of the preclinical development studies performed.

Third-Party Clinical Trials Support Xanomelines Development, page 3

2.

We note your response to prior comment 2 and your revised disclosure on page 109 indicating your belief that xanomeline has shown antipsychotic and procognitive benefits. Please revise to remove the suggestion that your product candidate is responsible for these benefits. To the extent your conclusion is based on the results of your clinical trials, you may present the data from the clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 and 109 of Amendment No. 2.

Exclusive Jurisdiction for Certain Actions, page 171

3.

We note the revisions in response to comment 8. Please revise your disclosure to specifically state that the exclusive forum provisions do not apply to actions arising under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 174 to clarify that the exclusive jurisdiction provision does not apply to actions arising under federal securities laws.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

Cc:	Steven Paul, Karuna Therapeutics, Inc.

Troy Ignelzi, Karuna Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Richard C. Segal, Cooley LLP